Exhibit 99.1
	For Release:	August 1, 2024

	Investor Contact:	Vince Meyer
218-723-3952
NEWS		vmeyer@allete.com

ALLETE, Inc. reports second quarter 2024 earnings
DULUTH, Minn. - ALLETE, Inc. (NYSE: ALE) today reported second quarter 2024 earnings of 57 cents per share on net income of $33.0 million. Last year’s second quarter results were 90 cents per share on net income of $51.5 million. Net income for the second quarter this year includes 25 cents per share of transaction expenses related to the merger agreement entered into on May 5, 2024, with Canada Pension Plan Investment Board and Global Infrastructure Partners, and a 4 cent per share negative impact due to mild weather. Net income for the same quarter in 2023 included approximately 8 cents per share for the favorable impact of an updated estimate for property taxes, and ALLETE Clean Energy recorded a 7 cent per share gain on the Red Barn wind generation facility.

“I am proud of our entire ALLETE team, working diligently on many fronts to execute our Sustainability in Action strategy in tandem with initiatives as part of the exciting announcement of the merger agreement with Canada Pension Plan Investment Board and Global Infrastructure Partners. We are pleased that key regulatory filings with the Federal Energy Regulatory Commission, the Minnesota Public Utilities Commission and the Public Service Commission of Wisconsin were filed in support of the transaction and the Definitive Proxy Statement has been filed with the SEC. The merger is progressing as planned and we remain on track for a mid-2025 closing, subject to all necessary approvals,” said ALLETE Chair, President, and Chief Executive Officer Bethany Owen. “In addition, Minnesota Power’s requests for proposals for new solar and wind projects are progressing as planned, ALLETE Clean Energy has begun taking advantage of the Inflation Reduction Act with the sale of production tax credits in the second quarter, and New Energy Equity is executing on its strategy and robust pipeline of projects.”

ALLETE’s Regulated Operations segment, which includes Minnesota Power, Superior Water, Light and Power and the Company’s investment in the American Transmission Company, recorded second quarter 2024 net income of $33.7 million, compared to $37.8 million in the second quarter a year ago. Net income at Minnesota Power was lower reflecting milder weather, as well as higher operating and maintenance and depreciation expenses in the second quarter of 2024 compared to 2023, partially offset by the implementation of interim rates, net of reserves, and higher transmission margins.

ALLETE Clean Energy recorded second quarter 2024 net income of $2.4 million compared to $3.1 million in 2023. Earnings in 2024 reflect impacts from a forced network outage near its Caddo wind energy facility as well as a transformer outage at its Diamond Springs wind energy facility; both outages were resolved during the second quarter of 2024. These decreases were partially offset by lower operating and maintenance expense. Net income in 2023 also included a gain on the Red Barn wind generation facility.

ALLETE · 30 West Superior Street, Duluth, Minnesota 55802

Corporate and Other businesses, which include New Energy, BNI Energy, ALLETE Properties and our investments in renewable energy facilities, recorded a net loss of $3.1 million in the second quarter of 2024, compared to net income of $10.6 million in 2023. Net income included increased transaction expenses of $14.3 million after-tax, or 25 cents per share, related to the merger agreement entered into in the second quarter of 2024. The net loss in 2024 also reflects lower earnings from Minnesota solar projects as investment tax credits were recognized in 2023 for the projects.

“Similar to this year’s first quarter, the second quarter results reflect items not included in our original 2024 expectations, including merger related transaction expenses, milder weather negatively impacting sales to residential and commercial customers, and the implementation of interim rate reserves as a result of the rate case settlement,” said ALLETE Senior Vice President and Chief Financial Officer Steve Morris. “Excluding these items, results for our Regulated Operations segment year to date were on track with our internal expectations, New Energy's financial results were as expected, and ALLETE Clean Energy’s results were lower than our expectations primarily due to a third-party network outage and a transformer outage at ALLETE Clean Energy’s wind energy facilities in Oklahoma which have since been resolved.”

ALLETE is an energy company headquartered in Duluth, Minn. In addition to its electric utilities, Minnesota Power and Superior Water, Light and Power of Wisconsin, ALLETE owns ALLETE Clean Energy, based in Duluth, BNI Energy in Bismarck, N.D., New Energy Equity in Annapolis, MD, and has an eight percent equity interest in the American Transmission Co. More information about ALLETE is available at www.allete.com. ALE-CORP

The statements contained in this release and statements that ALLETE may make orally in connection with this release that are not historical facts, are forward-looking statements. Actual results may differ materially from those projected in the forward-looking statements. These forward-looking statements involve risks and uncertainties and investors are directed to the risks discussed in documents filed by ALLETE with the Securities and Exchange Commission.

ALLETE's press releases and other communications may include certain non-Generally Accepted Accounting Principles (GAAP) financial measures. A "non-GAAP financial measure" is defined as a numerical measure of a company's financial performance, financial position or cash flows that excludes (or includes) amounts that are included in (or excluded from) the most directly comparable measure calculated and presented in accordance with GAAP in the company's financial statements.

Non-GAAP financial measures utilized by the Company include presentations of earnings (loss) per share. ALLETE's management believes that these non-GAAP financial measures provide useful information to investors by removing the effect of variances in GAAP reported results of operations that are not indicative of changes in the fundamental earnings power of the Company's operations. Management believes that the presentation of the non-GAAP financial measures is appropriate and enables investors and analysts to more accurately compare the company's ongoing financial performance over the periods presented.

ALLETE · 30 West Superior Street, Duluth, Minnesota 55802

ALLETE, Inc.
Consolidated Statement of Income
Millions Except Per Share Amounts - Unaudited

	Quarter Ended		Six Months Ended
	June 30,		June 30,
	2024	2023	2024	2023
Operating Revenue
Contracts with Customers – Utility	$279.8	$292.2	$618.1	$604.8
Contracts with Customers – Non-utility	73.5	239.9	137.2	490.9
Other – Non-utility	1.2	1.3	2.5	2.6
Total Operating Revenue	354.5	533.4	757.8	1,098.3
Operating Expenses
Fuel, Purchased Power and Gas – Utility	107.3	107.3	240.8	225.9
Transmission Services – Utility	1.6	23.5	24.3	43.6
Cost of Sales – Non-utility	31.8	193.2	56.2	403.7
Operating and Maintenance	102.1	84.9	193.8	170.6
Depreciation and Amortization	66.0	62.8	131.0	125.1
Taxes Other than Income Taxes	16.3	8.2	35.0	27.6
Total Operating Expenses	325.1	479.9	681.1	996.5
Operating Income	29.4	53.5	76.7	101.8
Other Income (Expense)
Interest Expense	(20.1)	(21.1)	(40.5)	(40.4)
Equity Earnings	5.9	5.4	11.4	11.4
Other	5.9	2.5	14.5	6.6
Total Other Expense	(8.3)	(13.2)	(14.6)	(22.4)
Income Before Income Taxes	21.1	40.3	62.1	79.4
Income Tax Expense (Benefit)	1.4	(0.4)	5.4	1.1
Net Income	19.7	40.7	56.7	78.3
Net Loss Attributable to Non-Controlling Interest	(13.3)	(10.8)	(27.0)	(31.4)
Net Income Attributable to ALLETE	$33.0	$51.5	$83.7	$109.7
Average Shares of Common Stock
Basic	57.7	57.3	57.7	57.3
Diluted	57.8	57.4	57.7	57.4
Basic Earnings Per Share of Common Stock	$0.57	$0.90	$1.45	$1.91
Diluted Earnings Per Share of Common Stock	$0.57	$0.90	$1.45	$1.91
Dividends Per Share of Common Stock	$0.705	$0.6775	$1.41	$1.355

Consolidated Balance Sheet
Millions - Unaudited

	Jun. 30,	Dec. 31,		Jun. 30,	Dec. 31,
	2024	2023		2024	2023
Assets			Liabilities and Equity
Cash and Cash Equivalents	$37.5	$71.9	Current Liabilities	$297.6	$377.6
Other Current Assets	394.7	396.2	Long-Term Debt	1,746.0	1,679.9
Property, Plant and Equipment – Net	5,079.5	5,013.4	Deferred Income Taxes	215.6	192.7
Regulatory Assets	394.7	425.4	Regulatory Liabilities	561.0	574.0
Equity Investments	336.0	331.2	Defined Benefit Pension and Other Postretirement Benefit Plans	135.0	160.8
Goodwill and Intangibles – Net	155.4	155.4	Other Non-Current Liabilities	310.5	264.3
Other Non-Current Assets	263.5	262.9	Redeemable Non-Controlling Interest	0.9	0.5
			Equity	3,394.7	3,406.6
Total Assets	$6,661.3	$6,656.4	Total Liabilities, Redeemable Non-Controlling Interest and Equity	$6,661.3	$6,656.4

ALLETE · 30 West Superior Street, Duluth, Minnesota 55802

	Quarter Ended		Six Months Ended
ALLETE, Inc.	June 30,		June 30,
Income (Loss)	2024	2023	2024	2023
Millions
Regulated Operations	$33.7	$37.8	$77.9	$78.4
ALLETE Clean Energy	2.4	3.1	6.2	11.6
Corporate and Other	(3.1)	10.6	(0.4)	19.7
Net Income Attributable to ALLETE	$33.0	$51.5	$83.7	$109.7
Diluted Earnings Per Share	$0.57	$0.90	$1.45	$1.91

Statistical Data
Corporate
Common Stock
High	$65.86	$66.69	$65.86	$66.69
Low	$56.66	$56.68	$55.86	$56.68
Close	$62.35	$57.97	$62.35	$57.97
Book Value	$48.86	$47.63	$48.86	$47.63

Kilowatt-hours Sold
Millions
Regulated Utility
Retail and Municipal
Residential	225	241	531	562
Commercial	307	320	645	667
Industrial	1,729	1,778	3,527	3,436
Municipal	105	110	230	238
Total Retail and Municipal	2,366	2,449	4,933	4,903
Other Power Suppliers	579	786	1,336	1,482
Total Regulated Utility Kilowatt-hours Sold	2,945	3,235	6,269	6,385

Regulated Utility Revenue
Millions
Regulated Utility Revenue
Retail and Municipal Electric Revenue
Residential	$34.4	$33.2	$81.1	$75.6
Commercial	42.9	42.9	90.3	86.9
Industrial	146.3	139.7	304.8	283.1
Municipal	7.4	7.6	16.4	16.5
Total Retail and Municipal Electric Revenue	231.0	223.4	492.6	462.1
Other Power Suppliers	30.4	36.3	70.4	72.2
Other (Includes Water and Gas Revenue)	18.4	32.5	55.1	70.5
Total Regulated Utility Revenue	$279.8	$292.2	$618.1	$604.8

This exhibit has been furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, except as shall be expressly set forth by specific reference in such filing.

ALLETE · 30 West Superior Street, Duluth, Minnesota 55802